July 26, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:                             Wanda Sports Group Company Limited (CIK No. 0001771279)

Registration Statement on Form F-1, as amended (File No. 333-232004)

Registration Statement on Form 8-A (File No. 001-38975)

Ladies and Gentlemen,

In accordance with Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended on the date hereof (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 9:00 a.m., Eastern Time, on July 26, 2019, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

The Company hereby authorizes Mr. Mark Bergman or Mr. John Satory of its U.S. counsel, Paul Weiss, Rifkind, Wharton & Garrison LLP, to modify or withdraw this request for acceleration orally.

The Company understands that the representatives of the underwriters of the offering have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Mark Bergman at +44 20 7367 1601, or, in his absence, Mr. John Satory at +44 20 7367 1606.

[Signature page follows]

Very truly yours, Wanda Sports Group Company Limited

/s/ Hengming Yang
Name: Hengming Yang
Title: Chief Executive Officer

[Signature Page to Issuer Acceleration Request]